        DIRECT DIAL

202-371-7010

        EMAIL ADDRESS

SHAMILTO@SKADDEN.COM

October 4, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Duquesne Light Holdings, Inc.
Amendment No. 1 to Preliminary
Proxy Statement on Schedule 14A
Filed on September 22, 2006
File No. 1-10290

Dear Mr. Owings:

On behalf of Duquesne Light Holdings, Inc., a Pennsylvania corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 28, 2006 (the “Comment Letter”) with respect to Amendment No. 1, filed by the Company on September 22, 2006 (“Amendment 1”), to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 4, 2006 (the “Proxy Statement”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (“Amendment 2”) to the Proxy Statement.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated

H. Christopher Owings

October 4, 2006

in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.	We note Stephen W. Hamilton’s statement in the response letter that you have authorized him to make the three acknowledgements that we requested in our comment letter dated August 16, 2006. Please note that the written acknowledgements must come from the registrant directly. Accordingly, please have the registrant furnish the requested written acknowledgements directly.

Response: In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today a letter executed by Douglas L. Rabuzzi, the Company’s Corporate Secretary, pursuant to which the registrant furnishes the requested written acknowledgements directly. An original copy of this letter is also enclosed with this response.

The Merger Agreement, page 49

2.	We note your response to comment 3 in our letter dated August 16, 2006. It appears that your disclosure continues to state on page 50 that the merger agreement was included “[o]nly to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or its business.” You further state, “The provisions of the merger agreement, including the representations, warranties, covenants and agreements contained therein. . . are intended to benefit only the parties to the merger agreement. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about the Company, and you should read the information provided elsewhere in this document and in the documents incorporated by reference into this document for information regarding the Company and its business.” Please further revise to remove any potential implication or assertion that the referenced merger agreement does not constitute public disclosure under the federal securities laws. In this regard, please note that the merger agreement constitutes public disclosure under the federal securities laws.

Response: The Company has further revised the disclosure on page 50 of the Proxy Statement to remove any potential implication or assertion that the

H. Christopher Owings

October 4, 2006

referenced merger agreement does not constitute public disclosure under the federal securities laws.

Additional Disclosure

In addition to the revisions that the Company made in response to the Comment Letter, the Company also revised the disclosure in the Proxy Statement to reflect that the Special Meeting will be held on Tuesday, December 5, 2006 at Manchester Craftsmen’s Guild, 1815 Metropolitan Street, Pittsburgh, Pennsylvania 15233 at 9:00 a.m.

* * *

The Company believes that with the revisions contained in Amendment 2, the Proxy Statement is now substantially complete.

* * *

Please feel free to contact the undersigned at (202) 371-7010, if you have any questions or need any additional information.

Very truly yours,

/s/ Stephen W. Hamilton
Stephen W. Hamilton

cc:	Morgan K. O’Brien
Chief Executive Officer
Duquesne Light Holdings, Inc.

Maureen Hogel, Esq.
Senior Vice President and Chief Legal and Administrative Officer
Duquesne Light Holdings, Inc.